Mail Stop 3720

July 25, 2006

Mr. Patricio E. de la Garza
Chief Financial Officer
Alestra, S. de R.L. de C.V.
Ave. Lázaro Cárdenas No. 2321, 9th Floor
Col. Residencial San Agustín
Garza García, N.L. 6620 México

      Re: **Alestra, S. de R.L. de C.V.**
            Form 20-F for Fiscal Year Ended December 31, 2005
            Filed April 3, 2006
            File No. 1-31894

Dear Mr. de la Garza:

      We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    Larry Spirgel
                    Assistant Director